Exhibit 99.1

Fortuna commences stacking ore on the heap leach pad at the Lindero gold Project, Argentina

Vancouver, July 16, 2020-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to report the successful completion of commissioning of the primary and secondary crushing circuits and the start of stacking ore on the heap leach pad at the Lindero gold Project, located in the Province of Salta, Argentina.

Jorge A. Ganoza, President, CEO and Director, commented, “The successful commissioning of the primary and secondary crushing circuits and the start of stacking ore on the heap leach pad are key and much awaited milestones at Lindero.” Mr. Ganoza continued, “Our project team is delivering on schedule and budget according to the revised plan, despite the challenges and limitations of carrying on construction activities under COVID-19 related constraints.” Mr. Ganoza concluded, “The next upcoming milestone is the start of heap irrigation which is scheduled for the end of August.”

Construction and commissioning activities at Lindero are advancing according to the plan outlined in the Company’s news release dated May 8, 2020.

Highlights:

•	As at the end of June 2020, the overall project is 97% complete
•	Primary and secondary crushing circuits: The crushers have been successfully commissioned and the ramp-up phase has started
•	Ore stacking: Ore stacking on the initial irrigation cell at the heap leach pad commenced on July 10, 2020
•	Ore irrigation and leaching: Ore irrigation and leaching of the heap is planned to commence at the end of August 2020
•	First gold pour: Planned for the end of the third quarter of 2020

Ore crushing and stacking

The ramp-up phase of the primary and secondary crushing circuits will involve an increase in production until nominal rates of 18,750 tonnes per day are achieved. The Company expects to achieve nominal rate production in the fourth quarter of 2020; inclusive of the tertiary HPGR system and agglomeration plant.

Ore stacking on the initial irrigation cell at the heap leach pad began on July 10. Heap irrigation is scheduled to commence at the end of August.

Ore for the commissioning and initial ramp-up of the crushing circuit and stacking on the heap leach pad is being sourced from the medium grade coarse ore stockpile inventory, of approximately 1.0 million tonnes averaging 0.55 g/t gold (refer to Fortuna news releases dated January 13, 2020 and April 14, 2020). During the period from July 2020 to December 2020, an estimated 1.7 million to 1.9 million tonnes of ore are scheduled to be placed on the leach pad with an average gold grade of 1.00 g/t to 1.10 g/t. The estimated stripping ratio during this period is 0.68 to 0.75 (refer to Fortuna news release dated May 8, 2020).

Final construction activities related to the process ponds, ADR and SART plants continues with electrical and piping installations progressing according to plan. The process pond and ADR plant electric rooms have been energized. Pre-commissioning of the solution handling system started on July 11, 2020 with the barren pond pumping equipment.

About the Lindero gold Project, Argentina

In September 2017, the commencement of construction at Lindero was officially launched (refer to Fortuna news releases dated September 21, 2017 and December 21, 2017). Lindero has been designed as an 18,750 tonnes per day owner operated open pit mine with a pit life of 13 years based on current Mineral Reserves. Crushed ore will be placed on a leach pad with the pregnant solution pumped to SART and ADR plants prior to electrowinning and refining where gold will be poured to doré bars.

Management expects total construction capital expenditures of between $314.0 million and $320.0 million as per the updated construction and commissioning schedule (refer to Fortuna’s news release dated May 8, 2020).  This represents an increase of 28 percent from the September 2017 feasibility estimate. The technical report of the Lindero Project is available on SEDAR at www.sedar.com and on the Company's website at https://fortunasilver.com/site/assets/files/4098/lindero-project-technical-report-effective-date-31-oct-2017.pdf.

Qualified Person

Amri Sinuhaji is the Technical Services Director – Mine Planning for the Company and is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Sinuhaji has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the timing of construction, commissioning, ramp-up activities, first doré pour and production at the Lindero Project which are subject to COVID-19related constraints, the modified construction and production timeline, the total funding requirements, the estimated metallurgical recovery rates, the estimated production at Lindero; the average head grades and stripping ratios . Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “scheduled”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, the worldwide economic and social impact of COVID-19, the duration and extent of COVID-19, changes in general economic conditions and financial markets; the re-imposition of government restrictions on business related to COVID-19; any positive cases of COVID-19 at the mine site which may cause a reduction or suspension in operations and activities and which may ultimately affect and delay the modified construction and production timeline; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the management of the worldwide economic and social impact of COVID-19, that the duration and extent of COVID-19 is minimized and not long-term, the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting construction, activities and operations at Lindero, there will be no changes in laws or regulations which may affect the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.